Exhibit 21

Subsidiary Name	Country of Incorporation

Rahaxi Processing Oy	Finland

Freestar Technologies Ireland Limited	Ireland

Freestar Domincana S.A.	Dominican Republic.

Sysnet Oy	Finland

Project Life Cycle Partners Limited	Ireland